

July 10, 2013

Sylvain Desrosiers
President
Gaming Entertainment International, Inc.
11700 W. Charleston Blvd
Suite 170-170
Las Vegas, NV 89135

   Re: **Gaming Entertainment International, Inc.**
       Registration Statement on Form S-1
       Filed June 13, 2013
       File No. 333-189283

Dear Ms. Desrosiers:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Prospectus Cover Page

2.   We note that you are not eligible to sell your shares in an at-the-market offering. As such, please delete the disclosure in the first paragraph, "until the Company's common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board."

Prospectus Summary

The Company, page 5

3.   Please revise to state that you are an emerging growth company and describe how and when a company may lose emerging growth company status.

4.   Considering you were recently incorporated, please revise to briefly discuss the business operations of Walley.

Risks and Uncertainties facing the Company, page 5

5.   Please revise to include your net loss.

6.   We note the going concern disclosure and report on pages F-8 and F-11, respectively. Please revise to include a summary of the report in this section and in the risk factor section.

Trading Market, page 6

7.   We note your disclosure on the prospectus cover page and on page 12 that "there has been no public market" for your common stock. Please reconcile your disclosure here accordingly.

Selected Financial Information, page 7

8.   We note that you have provided selected financial information for the year ended December 31, 2012. In an amended filing, please revise your disclosure to meet the requirements of Item 3-01 of Regulation S-K. In your response, address the requirement to provide five fiscal years of information for the Registrant and/or the predecessor, and to provide all required items of information such as net sales or operating revenues as well as income from operations in total and per share. Please ensure the amounts disclosed agree with the financial information presented elsewhere.

The Company has generated revenues, but limited profits, to date, page 8

9.   We note your disclosure on page 7 that you have a net loss of $5,688,976. Please revise this risk factor accordingly.

Reliance on third party agreements and relationships is necessary…, page 11

10.   Please revise to clarify the specific risk to investors.

Use of Proceeds, page 16

11.   Based on the disclosure in your Plan of Operations section, please refer to the Instructions to Item 504 of Regulation S-K and revise the disclosure in this section accordingly.

Dilution, page 17

12.   We note you have calculated a decrease in investment to new shareholders of $0.745. Since the new shareholders paid $3 per share and the value per share after the offering is $0.75, it appears that the decrease should be $2.25 per share. Please advise.

Capitalization, page 18

13.   Please clarify whether the company's charter will be amended to increase the authorized shares if and/or when the promissory notes and warrants are converted into shares of common stock.

Dilution, page 17

14.   Please include the relative contribution disclosure of Item 506 of Regulation S-K.

The Business, page 20

15.   Please begin this section by discussing the operating history of you and Walley and explain how it relates to your plan of operations, if at all.

Plan of Operation, page 25

16.   We note that you have provided information related to your Nevada acquisition and Mississippi projects that may be characterized as either forecasts and/or projections. Please tell us why you have determined it is appropriate to provide the forecasted information and/or projections. In addition, please tell us whether or not these acquisitions are deemed to be probable by management and whether you anticipate filing audited financial statements in accordance with Rule 3-05 of Regulation S-X and pro forma financial statements.

17.   Please revise your disclosures regarding the projected financial results of your Nevada acquisition and Mississippi project to include detailed information regarding all assumptions used, including the management's basis for each assumption and the support management used. Within your response, please address your ability to project

operations beyond one year giving your limited operating history. In addition, please address how management factored in the results of the best efforts offering in determining the appropriateness of presenting forecasted information. Lastly, please revise your disclosure to present historical information next to the projected financial information.

Business Plan, page 25

18.   Please tell us how you intend to fund your operations if you are unable to sell the maximum number of shares of common stock.

19.   Please tell us the status of the Nevada acquisition. Also, please file all written agreements related to the Nevada acquisition and the Mississippi development or explain the lack of such agreements.

Required Investment, page 25

20.   Please revise to clarify and describe by footnote what the line items refer to.

Use of Funds, page 26

21.   Please revise to provide a narrative explaining this table. Include footnotes where needed to explain specific line items.

New Development of Bateau Cove Casino/Hotel, page 27

22.   Please tell us whether you have begun this project and clarify its status. Please revise your disclosure to provide the amount spent to date, if any.

Strategic Alliances, page 28

23.   Please tell us whether you have agreements with any of the companies identified in this section.

24.   Please tell us whether the $150 million disclosed on page 33 includes funding for these ventures.

Required Investment Funds, page 32

25.   Please reconcile the "$150,000 million dollars" referenced here to the $150M referenced on page 33.

Capitalization Proposal, page 33

26.   Pleas revise to provide a narrative and footnotes, as necessary, to explain this table and the line items. Also provide the basis for your projection and the estimated timeline for the receipt of these funds.

Casino Hotel Segment, page 33

27.   Please revise to provide the basis for the market disclosures on pages 33-34.

Non-Casino Hotel Market, page 33

28.   Please clarify what you mean by "will capture a fair share of 1.3 following similar pattern in market share…" on page 34.

Critical Accounting Policies, page 36

29.   We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), please revise this section to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

30.   We note your disclosure of your business plan on page 25 which relates to acquiring, developing and operating casinos. Please tell us and disclose in your amended filing whether operating the Walley Communications Consulting subsidiary as a consulting business continues to be a part of your business plan. Additionally, please amend the notes to your financial statements to include your policy for assessing goodwill for impairment and supplementally tell us how you reached the conclusion that a goodwill impairment was not required as of each reporting period.

Results of Operations, page 36

31.   Please revise to provide more information regarding your operations that generated revenues and expenses for the periods discussed in this section.

Liquidity and Capital Resources, page 37

32.   We note your disclosure on page 16 where you state that "there are several promissory notes that are outstanding." Please revise this section to quantify the amount of promissory notes outstanding and describe the material terms.

Directors, Executive Officers, and Control Persons, page 38

33.   Please revise to include Sylvain Desrosiers' principal occupation and employment in the past five years. Also revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of your business and structure. Refer to Item 401(e) of Regulation S-K. Also, please clarify if he is still affiliated with Port Scanning Services and Alco Advanced Technologies.

34.   Please revise to include William W. Noll, Santina M. Banker, Chester C. Burley III and Jason Bell's principal occupation and employment in the past five years. If you elect to include disclosure beyond the five year period, such disclosure should be complete. Please revise this section accordingly. For instance, you should identify the employer for each role described for Mr. Noll.

Director Independence, page 40

35.   Please revise to clarify that the company is not listed with the NASDAQ Stock Market.

Certain Relationship and Related Transactions, page 42

36.   Please revise to disclose all related transactions requested by Item 404 of Regulation S-K, including but not limited to your share issuances to management. If transactions with promoters took place, identify the promoters.

Financial Statements

37.   If you opt to include comparative year details relating to Walley on an interim basis, such as on pages F-3 and F-4, please correct the typographical error in the respective headings to reflect the period for the three months ended March 31, 2012.

Auditors Report, page F-11

38.   Please have your auditor revise their opinion to reference the appropriate reporting periods and entities being audited.

Consolidated Statements of Stockholders Equity, page F-14

39.   Please revise your statement of stockholders equity to provide a roll forward of the equity accounts for the predecessor entity.

Note 3 – Share Exchange Agreements, page F-19

40.   Please disclose the nature of the current assets acquired as of 12/28/2012 and what consideration management made regarding any intangible assets acquired.

Note 6 – Stockholders' Equity, page F-20

41.   We note your disclosure of the stock for services payment made on December 28, 2012. As you valued these services at more than $4 million, please describe the nature of the consulting services, how you valued the stock or services provided, and indicate whether these services were provided by a third-party.

42.   Please disclose whether or not an independent valuation of the Registrant's per share value was conducted related to the share exchange transaction with Walley or otherwise clarify for us what you referred to as the "market stock price" on page F-9 of your financial statements.

43.   Given that your issued shares for services valued at $3 per share on the same date you issued shares to your executives, please tell us management's basis for valuing these shares at par value.

Item 15. Recent Sales of Unregistered Securities, page 45

44.   Please revise to include the information required by Item 701(c) of Regulation S-K.

Exhibit 23

45.   In an amended filing, please file the consent of your independent public accountant. Reference is made to Item 601 of Regulation S-K.

Exhibits, page 45

46.   Please file as exhibits the promissory notes and warrants referred to on page 16 or advise. Refer to Item 601(b)(10) of Regulation S-K.

47.   If you are not in a position to file the legal opinion with the next amendment, please provide us with draft copy for our review.

48.   It appears that exhibit 10.1 does not include the annexes referenced in the exhibit. Please explain. Also, please explain the significance of Article VII referring to Mr. Desrosiers' resignation.

Signatures, page 47

49.   Please revise to indicate that Messrs. Desrosiers and Noll are signing in their capacity as directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Diane Dalmy